KIPPSDESANTO & COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: KippsDeSanto & Company (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority.

The Company is primarily engaged in investment banking and advisory services. The Company's customers are located throughout the United States.

Depreciation: Depreciation is provided on a straight line basis using estimated useful lives of five to ten years.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its deposits in high credit quality financial institutions. Balances at times may exceed insured limits.

Income Taxes: The Company is taxed as an S corporation. Therefore the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment Banking Revenues: Investment banking revenues include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees are recorded upon settlement.

Deferred Revenues: Deferred revenues arising from non-refundable retainers are recognized as revenues when considered earned.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Accounts Receivable:</u>   Accounts receivables are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

<u>Date of Management's Review:</u> Subsequent events were evaluated through February 18, 2016 the date the financial statements were issued.

NOTE 2 – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $1,224,895 which was $1,201,645 in excess of its required net capital of $23,250 and its ratio of aggregate indebtedness to net capital was .28 to 1.0.

NOTE 3 – CONCENTRATIONS

Approximately 28% of the investment banking revenues were earned from two clients in 2015.

NOTE 4 - LEASE

The Company has leases for office premises that expire in March 2024.

The future minimum lease payments under the office premises leases are approximately as follows:

2016	$	551,000
2017		566,000
2018		582,000
2019		598,000
2020		614,000
Thereafter		2,116,000
Total	$	5,027,000

NOTE 5 – STOCK OPTION PLAN

The Company has a stock option and equity plan whereby shares of the Company's common stock are reserved for grants to employees of the Company. 200,000 of the options outstanding at December 31, 2015 vest at 25% annually on the fifth, sixth, seventh and eighth anniversaries of the date of grant. The other options outstanding vested at the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, as amended, determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant by management.

Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures under SFAS No. 123, as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options' vesting period.   The following table illustrates the effect on net income if the fair value based method had been applied to all outstanding and unvested awards in 2015:

Net loss, as reported	$ (262,077)
Add: Stock-based employee compensation expense related to option grants included in reported net income	48,718
Deduct: Total stock-based employee compensation expense determined under the fair value based method	-
Pro forma net loss	$ (213,359)

In 2015 the net compensation expense charged to income was $48,718. $45,580 of the expense charged to income was related to 2015 and $3,138 was related to an adjustment related to 2014.   Total compensation cost to be recognized in future years for options outstanding at December 31, 2015 is approximately the following:

2016	$ 45,580
2017	41,693
2018	41,693
2019	32,194
2020	25,165
2021	21,544
2022	9,796

NOTE 5 – STOCK OPTION PLAN (CONTINUED)

A summary of the Company's stock options granted to employees and related information is as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price
Outstanding at December 31, 2014	247,917		$ 4.32
Granted during 2015:	40,000	4.45	4.45
Outstanding at December 31, 2015	287,917		$ 4.34

NOTE 6 - EMPLOYEE BENEFIT PLAN

The Company sponsors a Safe Harbor 401(k) plan benefiting employees who have attained age 21 and service requirement of 1,000 hours of service in a one-year computation period. The 401(k) plan includes a safe harbor matching contribution. For the year, the Company contributed approximately $123,489 to the plan which is included in employee compensation and benefits in the statement of income.

NOTE 7 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2015.